UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rosehill Resources Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

777385 105

(CUSIP Number)

Gary C. Hanna

16200 Park Row, Suite 300

Houston, TX 77084-5056

(281) 675-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777385 105

1	Name of Reporting Person Gary C. Hanna
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,454,317*
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 1,454,317*
	10	Shared Dispositive Power 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,454,317*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%(1)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

(1)

Based on 13,891,608 shares of Class A Common Stock deemed to be outstanding, including (i) 12,692,368 shares of Class A Common Stock currently issued and outstanding, (ii) 1,150,979 shares of Class A Common Stock issuable upon exercise of warrants owned by the Reporting Person and (iii) 48,261 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by the Reporting Person. See the Introductory Note and Items 3 and 5 for further details.

Introductory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 13, 2017 (the “Original Schedule 13D”). The purpose of this Amendment is to update the percentage ownership of the Reporting Person as a result of an underwritten public offering by Rosehill Resources Inc., a Delaware corporation (the “Issuer” or the “Company”), which closed on October 2, 2018.

This Amendment amends the cover pages (as set forth in the foregoing pages) and Items 1 and 5 of the Original Schedule 13D (as set forth below). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment relates to (i) Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, (ii) 8.000% Series A Cumulative Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer, which may be converted into shares of the Issuer’s Class A Common Stock and (iii) warrants of the Issuer, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (the “warrants”). The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.

The Reporting Person is the record owner of (i) 255,077 shares of Class A Common Stock, (ii) 1,150,979 warrants and (iii) 555 shares of Series A Preferred Stock, which may initially be converted into 48,261 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations.

The aggregate percent of Class A Common Stock beneficially owned by the Reporting Persons is based on 13,891,608 shares of Class A Common Stock deemed to be outstanding, including (i) 12,692,368 shares of Class A Common Stock currently issued and outstanding, (ii) 1,150,979 shares of Class A Common Stock issuable upon exercise of warrants owned by the Reporting Person, and (iii) 48,261 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by the Reporting Person.

(c) Except for a restricted stock grant of 42,293 shares of Class A Common Stock on September 19, 2018 and the receipt of in-kind dividends on the Series A Preferred Stock, the Reporting Person has not engaged in any transactions in the Issuer’s securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2018	GARY C. HANNA

/s/ Gary. C. Hanna